Exhibit 99.1

BRT REALTY TRUST

REPORTS FOURTH QUARTER AND

FISCAL YEAR 2016 RESULTS

~ Reports Net Income of $2.23 per Diluted Share for 2016 ~

~ FFO per Share Increases 96% to $0.47 for 2016 ~

~ Completed Total Transaction Volume of $519 million in 2016 ~

Great Neck, New York – December 13, 2016 – BRT REALTY TRUST (NYSE:BRT) today announced its results of operations for the quarter and fiscal year ended September 30, 2016.

Jeffrey A. Gould, President and Chief Executive Officer of BRT commented: “During fiscal 2016, we completed $519 million of multi-family purchase and sale transactions as we continued to refine our portfolio. We are successfully redeploying our capital into assets that advance our objective of owning high quality assets in strong markets with favorable demographics. Since September 30, 2016, we completed an additional $233 million of transactions, including $130.2 million of sales of multi-family properties. We estimate that in the first quarter of fiscal 2017, we will recognize $17.6 million as our share of the gains from these sales, after giving effect to our share of a mortgage pre-payment charge. As a result of our multi-family sales in fiscal 2016 and subsequent thereto, our operating loss carryforward has been reduced from approximately $69.2 million at December 31, 2015, to an estimated $15 million to $20 million at November 30, 2016. We look forward to continued growth in our multi-family activities and the generation of positive returns for the long term benefit of our shareholders.”

Results for the Three Months Ended September 30, 2016:

Net income attributable to common shareholders for the fourth quarter of 2016 was $2.9 million, or $0.21 per diluted share, compared to net income attributable to common shareholders of $3.4 million, or $0.24 per diluted share for the corresponding prior year period. The decrease in the current quarter is due primarily to the inclusion, in the fourth quarter of 2015, of a $12.2 million gain on the sale of real estate compared to an $11.4 million gain on the sale of the real estate in the current quarter. The current quarter also includes a $1.9 million mortgage prepayment charge incurred in connection with a property sale. Excluding the gains and the prepayment charge, and adjusting for non-controlling interests, net loss per diluted share in the fourth quarter of each of 2016 and 2015 was $0.29.

Funds from Operations, or FFO, were $824,000, or $0.06 per diluted share, in the fourth quarter of 2016 compared to $79,000, or less than $0.01 per diluted share, in the corresponding prior year period. Adjusted Funds from Operations, or AFFO, were $2.4 million, or $0.18 per diluted share, in the fourth quarter of 2016 compared to AFFO of $577,000 or $0.03 per diluted share, in the corresponding period of the prior year. A description and reconciliation of non-GAAP financial measures to GAAP financial measures is presented later in this release.

Total revenues for the three months ended September 30, 2016 grew 25.9% to $24.8 million from $19.7 million for the three months ended September 30, 2015. Total revenues increased primarily due to the operations of the multi-family properties acquired in 2016 and 2015. Total expenses for the current three months were $28.5 million compared to $24.6 million for the three months ended September 30, 2015. Total expenses were up primarily due to additional operating expenses, interest expense, depreciation and property acquisition costs relating to multi-family properties acquired in 2016 and 2015.

Results for the Year Ended September 30, 2016:

Net income attributable to common shareholders in 2016 was $31.3 million, or $2.23 per diluted share compared to a net loss of $2.4 million or $0.17 per diluted share in 2015.

FFO was $6.6 million, or $0.47 per diluted share, in 2016, compared to $3.6 million, or $0.24 per diluted share for the prior year. AFFO was $10.9 million, or $0.78 per diluted share, in 2016, compared to $5.6 million, or $0.36 per diluted share, in 2015.

Total revenues rose 22.3% to $94.3 million from $77.1 million in 2015. The increase is due primarily to the revenues generated by multi-family properties acquired in 2016 and 2015.

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Total expenses were $104.1 million as compared to $87.4 million in 2015. The increase is due primarily to additional operating expenses, depreciation and interest expense related to the multi-family properties acquired in 2016 and 2015.

Transaction Activity:

The Trust continued its active asset management initiatives through its opportunistic purchase and sale activities in 2016 completing over $519 million in cumulative transactions. Acquisitions contributed roughly $319 million of the total and were concentrated in the Company’s target markets. Dispositions of joint venture positions and wholly owned assets totaled $201 million. Proceeds from the sales are being reinvested in assets with longer-term potential. The weighted average internal rate of return for the completed sales is 19.8%.

Subsequent Events:

As previously discussed, since the year ended September 30, 2016, the Company has completed approximately $102.7 million of acquisitions including:

●	Kilburn Crossing, located in Fredericksburg, VA, with 220 units;

●	Canalside Lofts, located in Columbia, SC with 374 units; and

●	Canalside Sola, located in Columbia, SC, a ground up development project that contemplates the construction of a 339 unit multi-family property.

Additionally, the Company sold $130.2 million of multi-family properties. The Company estimates that its share of the cumulative gain, which will be recognized in the first quarter of fiscal 2017, is approximately $17.6 million, after giving effect to a prepayment penalty.

Balance Sheet:

At September 30, 2016, the Trust had $27.4 million of cash and cash equivalents, total assets of $874.9 million, total debt of $652.5 million, net of $6.3 million of deferred costs, and total shareholders’ equity of $151.3 million.

At November 30, 2016, the Trust had approximately $35.3 million of cash and cash equivalents.

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Non-GAAP Financial Measures:

BRT discloses FFO and AFFO because it believes that such metrics are widely recognized and appropriate measure of the performance of an equity REIT.

BRT computes FFO in accordance with the "White Paper on Funds from Operations" issued by the National Association of Real Estate Investment Trusts ("NAREIT") and NAREIT's related guidance. FFO is defined in the White Paper as net income (loss) (computed in accordance with generally accepting accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, plus impairment write-downs of depreciable real estate and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. In computing FFO, BRT does not add back to net income the amortization of costs in connection with its financing activities or depreciation of non-real estate assets. BRT computes AFFO by adjusting FFO for loss on extinguishment of debt, straight-line rent accruals, restricted stock and restricted stock unit expense and deferred mortgage costs (including its share of its unconsolidated joint ventures). Since the NAREIT White Paper only provides guidelines for computing FFO, the computation of AFFO may vary from one REIT to another.

BRT believes that FFO and AFFO are useful and standard supplemental measures of the operating performance for equity REITs and are used frequently by securities analysts, investors and other interested parties in evaluating equity REITs, many of which present FFO and AFFO when reporting their operating results. FFO and AFFO are intended to exclude GAAP historical cost depreciation and amortization of real estate assets, which assures that the value of real estate assets diminish predictability over time. In fact, real estate values have historically risen and fallen with market conditions. As a result, BRT believes that FFO and AFFO provide a performance measure that when compared year over year, should reflect the impact to operations from trends in occupancy rates, rental rates, operating costs, interest costs and other matters without the inclusion of depreciation and amortization, providing a perspective that may not be necessarily apparent from net income. BRT also considers FFO and AFFO to be useful in evaluating potential property acquisitions.

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FFO and AFFO do not represent net income or cash flows from operations as defined by GAAP. FFO and AFFO should not be considered to be an alternative to net income as a reliable measure of our operating performance; nor should FFO and AFFO be considered an alternative to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity. FFO and AFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization and capital improvements.

Management recognizes that there are limitations in the use of FFO and AFFO. In evaluating BRT’s performance, management is careful to examine GAAP measures such as net income (loss) and cash flows from operating, investing and financing activities. Management also reviews the reconciliation of net income (loss) to FFO and AFFO.

Forward Looking Information:

Certain information contained herein is forward looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. BRT intends such forward looking statements to be covered by the safe harbor provisions for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “apparent,” “experiencing” or similar expressions or variations thereof. Forward looking statements, including statements with respect to BRT’s multi-family property acquisition and ownership activities, involve known and unknown risks, uncertainties and other factors, which, in some cases, are beyond BRT’s control and could materially affect actual results, performance or achievements. Investors are cautioned not to place undue reliance on any forward-looking statements and to carefully review the section entitled “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended September 30, 2016.

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Additional information:

BRT is a real estate investment trust that owns, operates and develops multi-family properties, and owns, operates and develops other commercial and mixed use real estate assets. Interested parties are urged to review the Form 10-K filed with the Securities and Exchange Commission for the year ended September 30, 2016 for further details. The Form 10-K can also be linked through the “Investor Relations” section of BRT’s website. For additional information on BRT’s operations, activities and properties, please visit its website at www.brtrealty.com.

Contact: Investor Relations

BRT REALTY TRUST

60 Cutter Mill Road

Suite 303

Great Neck, New York 11021

Telephone (516) 466-3100

Telecopier (516) 466-3132

www.BRTRealty.com

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 BRT REALTY TRUST AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

	Three months ended		Twelve months ended
	September 30,		September 30,
	2016	2015	2016	2015
Revenues:
Rental and other revenues from real estate properties	$24,079	$19,648	$90,945	$77,023
Other income	678	8	3,319	72
Total revenues	24,757	19,656	94,264	77,095
Expenses:
Real estate operating expenses	11,210	10,007	43,262	38,609
Interest expense	6,284	4,943	23,878	19,297
Advisor's fee, related party	-	647	693	2,448
Property acquisition costs	1,434	1,590	3,852	1,885
General and administrative	2,134	1,636	8,536	6,683
Provision for Federal tax	700	-	700	-
Depreciation	6,693	5,799	23,180	18,454
Total expenses	28,455	24,622	104,101	87,376
Total revenues less total expenses	(3,698)	(4,966)	(9,837)	(10,281)

Gain on sale of real estate	11,379	12,228	46,477	15,005
Gain on sale of partnership interest	-	-	386	-
Loss on extinguishment of debt	(1,879)	-	(4,547)	-
Income from continuing operations	5,802	7,262	32,479	4,724
Discontinued operations:
Loss from discontinued operations	-	(1,446)	(2,788)	(6,329)
Gain on sale of partnership interest	-	-	15,467	-
(Loss) income from discontinued operations	-	(1,446)	12,679	(6,329)

Net income (loss)	5,802	5,816	45,158	(1,605)
(Income) attributable to non-controlling interests	(2,895)	(2,380)	(13,869)	(783)
Net income (loss) attributable to common shareholders	$2,907	$3,436	$31,289	$(2,388)

Basic and diltued per share amounts attributable to common shareholders:
Income(loss) from continuing operations	0.21	0.27	1.21	(0.02)
Loss (income) from discontinued operations	-	(0.03)	1.02	(0.15)
Basic and diluted earnings (loss) per share	$0.21	$0.24	$2.23	$(0.17)
Funds from operations - Note 1	$824	$79	$6,643	$3,600
Funds from operations per common share - diluted - Note 2	$0.06	$-	$0.47	$0.24
Adjusted funds from operations - Note 1	$2,414	$577	$10,911	$5,634
Adjusted funds from operations per common share - diluted -Note 2	$0.18	$0.03	$0.78	$0.36

Weighted average number of comon shares outstanding:
Basic and diluted	13,903,639	14,101,056	14,017,279	14,133,352

Note 1:
Funds from operations is summarized in the following table:
GAAP Net income (loss) attributable to common shareholders	$2,907	$3,436	$31,289	$(2,388)
Add: depreciation of properties	6,693	6,382	24,329	20,681
Add: our share of depreciation in unconsolidated joint ventures	5	5	20	20
Add: amortization of deferred leasing costs	-	24	15	71
Deduct: gain on sale of real estate and partnership interests	(11,378)	(12,228)	(62,329)	(15,005)
Adjustments for non-controlling interests	2,597	2,460	13,319	221
Funds from operations attributable to common shareholders	$824	$79	$6,643	$3,600

Adjustments for straight line rent accruals	(70)	(93)	(200)	(411)
Add: loss on extinguishment of debt	1,879	-	4,547	-
Add: amortization of restricted stock and RSU expense	316	230	1,005	906
Add: amortization of deferred mortgage costs	229	519	1,645	2,242
Adjustments for non-controlling interests	(764)	(158)	(2,729)	(703)
Adjusted funds from operations attributable to common shareholders	$2,414	$577	$10,911	$5,634

Note 2:
Funds from operations per share is summarized in the following table:
GAAP Net loss attributable to common shareholders	$0.21	$0.24	$2.23	$(0.17)
Add: depreciation of properties	0.48	0.45	1.74	1.46
Add: our share of depreciation in unconsolidated joint ventures	-	-	-	-
Add: amortization of deferred leasing costs	-	-	-	-
Deduct: gain on sale of real estate asset	(0.82)	(0.87)	(4.45)	(1.07)
Adjustments for non-controlling interests	0.19	0.18	0.95	0.02
Funds from operations per common share basic and diluted	0.06	-	0.47	0.24

Adjustments for straight line rent accruals	(0.01)	(0.01)	(0.01)	(0.04)
Add: loss on extinguishment of debt	0.14	-	0.32	-
Add: amortization of restricted stock and RSU expense	0.02	0.02	0.07	0.07
Add: amortization of deferred mortgage costs	0.02	0.04	0.12	0.16
Adjustments for non-controlling interests	(0.05)	(0.02)	(0.19)	(0.07)
Adjusted funds from operations per common share basic and diluted	$0.18	$0.03	$0.78	$0.36

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BRT REALTY TRUST AND SUBSIDIARIES

CONDENSED BALANCE SHEETS

(Dollars in thousands)

	September 30,	September 30,
	2016	2015

ASSETS:
Real estate properties, net of accumulated depreciation	$759,576	$591,727
Real estate loan	19,500	-
Cash and cash equivalents	27,399	15,556
Restricted cash	7,383	6,518
Other assets	27,045	19,664
Assets of discontinued operations	-	163,545
Real estate asset held for sale	33,996	23,859
Total Assets	$874,899	$820,869

LIABILITIES AND EQUITY
Mortgages payable	$588,457	$451,159
Junior subordinated notes	36,998	36,978
Accounts payable and accrued liabilities	20,716	14,780
Liabilities of discontinued operations	-	138,530
Mortgage payable held for sale	27,052	19,248
Total Liabilities	673,223	660,695

Total BRT Realty Trust shareholders' equity	151,290	122,655
Non-controlling interest	50,386	37,519
Total Equity	201,676	160,174
Total Liabilities and Equity	$874,899	$820,869

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